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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Israeli Ministry of Agriculture Enforces Government Rules with Magic’s iBOLT

Agility and Business Activity Monitoring are key features

OR YEHUDA, ISRAEL (April 11, 2006) Magic Software Enterprises, Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that the Israeli Ministry of Agriculture has implemented Magic’s iBOLT integration platform to insure compliance with Israeli government rules and regulations. The project was finalized in November 2005 and was implemented by Marathon, a Magic Software Partner.

The Ministry of Agriculture, like most other governmental ministries, requires quick implementation and adherence to “constantly changing” rules and regulations. The ministry has chosen to respond to this challenge with iBOLT. The iBOLT integration platform provides a quick solution for automating the implementing of new rules and regulations and for establishing an updated national data bank.  iBOLT enables the ministry to get dynamic updates of the data bank without requiring user intervention. iBOLT also  simultaneously provides real time monitoring and notifications of  erroneous data within its pre-defined system. In addition, iBOLT allows identification of non-reporting agencies and clients.

Shosh Klaper, Head of Information Technology in the Ministry of Agriculture, stated, “iBOLT provides us with flexibility while implementing any new regulations or requirements in our ministry, and delivers a complete picture in real-time on nation wide reporting.  iBOLT provides all of this with significant costs saving and minimal investment in human resources.”

Udi Ertel, Managing Director of Magic Israel, said, “ iBOLT has allowed the Israeli Ministry of Agriculture to achieve RTE in a cost efficient yet dynamic way. This is another example of the acceptance that both iBOLT and eDeveloper have achieved within the Israeli government. This is also another example of the use of iBOLT for compliance management, along with the implementation done for monitoring money laundering with iBOLT in large Israeli banks.”

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: April 11th, 2006